FOURTH AMENDMENT
TO
LOAN AND SECURITY AGREEMENT

This Fourth Amendment to Loan and Security Agreement (this "Amendment") is dated as of July 31, 2006, by and between COMERICA BANK ("Bank") and PAC-WEST TELECOMM, INC., PAC-WEST TELECOM OF VIRGINIA, INC., PWT SERVICES, INC., and PWT OF NEW YORK, INC. (each a "Borrower" and collectively, "Borrowers").

RECITALS

Borrowers and Bank are parties to that certain Loan and Security Agreement dated as of November 9, 2005 (as amended from time to time, including by that certain First Amendment to Loan and Security Agreement dated as of November 30, 2005, that certain Second Amendment to Loan and Security Agreement dated as of February 17, 2006, that certain Third Amendment to Loan and Security Agreement dated as of May 30, 2006, that certain waiver letter dated as of May 11, 2006, together with any related agreements, the "Agreement"). The parties desire to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows:

1.   Notwithstanding anything to the contrary in the Agreement, during the period commencing May 1, 2006 through and including September 30, 2006, Borrowers shall not be required to comply with Sections 6.7 (a), (c) or (d) of the Agreement; provided that Borrowers remain in compliance with Section 6.7 (b) as amended by this Amendment.

2. Notwithstanding anything to the contrary in the Agreement, during the period commencing July 1, 2006 through and including September 30, 2006, the minimum balance of Cash at Bank required by Section 6.7 (b) to be maintained by Borrowers shall be Two Million Five Hundred Thousand Dollars ($2,500,000) in excess of the outstanding Indebtedness owed to the Bank.

3.   Borrowers may request additional Credit Extensions from and after such time as Borrowers are in pro-forma compliance with Sections 6.7 (a), (b), (c), and (d) of the Agreement without regard to this Amendment.

4.   Unless otherwise defined, all initially capitalized terms in this Amendment shall be as defined in the Agreement. The Agreement, as amended hereby, shall be and remain in full force and effect in accordance with its respective terms and hereby is ratified and confirmed in all respects. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment of, any right, power, or remedy of Bank under the Agreement, as in effect prior to the date hereof.

5.   Borrowers represent and warrant that the Representations and Warranties contained in the Agreement are true and correct as of the date of this Amendment, and that no Event of Default has occurred and is continuing.

6.   As a condition to the effectiveness of this Amendment, Bank shall have received, in form and substance satisfactory to Bank, the following:

(a)   this Amendment, duly executed by Borrowers;

(b) an Amendment fee from the account of the Borrower in the amount of $10,000;

(c)   all reasonable Bank Expenses incurred through the date of this Amendment, which may be debited from any of Borrowers' accounts; and

        (d)   such other documents, and completion of such other matters, as Bank may reasonably deem necessary or appropriate.

7.   This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

PAC-WEST TELECOMM, INC.

By: /s/ Henry Carabelli

Title: CEO & President

PAC-WEST TELECOM OF VIRGINIA, INC.

By: /s/ Ravi Brar

Title: COO

PWT SERVICES, INC.

By: /s/ Ravi Brar

Title: COO

PWT OF NEW YORK, INC.

By: /s/ Ravi Brar

Title: COO

COMERICA BANK

By: /s/ Rod Werner

Title: SVP